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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   3   )*
MOTORCAR PARTS OF AMERICA, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
620071100

(CUSIP Number)
RICHARD MARKS, 13484 Bayliss Road, Los Angeles, CA 90049 (310) 476-9885

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, December 2, 2005

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.l3d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURES
Exhibit A

CUSIP No. 620071100

1.	Names of Reporting Persons.
I.R.S, Identification Nos. of above persons (entities only).
Richard Marks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(c) X

6.	Citizenship or Place of Organization California

Number of	7. Sole Voting Power 397,082

Shares Bene-
ficially by	8. Shared Voting Power 67,040 (1)

Owned by Each
Reporting	9. Sole Dispositive Power 397,082

Person With
10. Shared Dispositive Power 67,040 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 5.66%

14.	Type of Reporting Person (See Instructions)
IN

Instructions for Cover Page
(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D (the “Statement”) is filed by Richard Marks in his individual capacity. This Statement relates to the common stock, par value $0.01 per share of Motorcar Parts of America, Inc., a New York corporation (the “Issuer”) and replaces the Statements on Schedule 13D and Schedule 13G previously filed by Richard Marks with respect to the Issuer. The address of the Issuer’s principal executive offices is 2929 California Street, Torrance, California 90503.

2.	IDENTITY AND BACKGROUND.

Richard Marks is a United States citizen. The residential address of Richard Marks is 13484 Bayliss Road, Los Angeles, California 90049. Richard Marks does not currently have a principal occupation. In December 2003 and thereafter, the Securities and Exchange Commission (the “SEC”) and the United States Attorney’s Office brought actions against Richard Marks, who formerly served as the Issuer’s President and Chief Operating Officer. Richard Marks agreed to plead guilty to criminal charges, and on June 17,2005 he was sentenced to nine months in prison, nine months of home detention, 18 months of probation and fined $50,000. The incarceration period is to commence on December 20, 2005.

In settlement of an SEC civil fraud action, Richard Marks consented to an injunction, paid disgorgement over $1.2 million and was permanently barred from serving as an officer or director of a public company.

Richard Marks has previously reported his beneficial ownership on a short-form Schedule 13G; and a Form 13D filed with his father, Mel Marks, in October 2005.

Other than as set forth above, Richard Marks has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Other than as set forth above, Richard Marks has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

4.	PURPOSE OF TRANSACTION.

Mr. Marks originally acquired his common stock for investment purposes.

Mr. Marks has determined to operate individually and not in concert with any other person for the purpose of making decisions respecting the voting of his MPAA securities or his sale of MPAA securities.

Mr. Marks does not have any plans or proposals which would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer other than those described in the 10b5-l Plan attached as an exhibit hereto; (b) any extraordinary corporate transactions; (c) any sale or transfer of material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws; (h) any activity which would cause a class of the Issuer’s securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system; (i) termination of registration of the Issuer pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (j) any action similar to any of those enumerated above.

5.	INTEREST IN SECURITIES OF THE ISSUER.

The following table describes the number of shares of common stock of the Issuer and the percent of such common stock beneficially owned by Richard Marks. All percentages are based on 8,208,955 shares of MPAA common stock issued and outstanding as of November 17,2005.

Richard Marks is presently the beneficial owner of 397,082 shares of the Issuer’s common stock.

Richard Marks (i) directly has the power to vote, direct the vote, dispose and direct the disposition of 397,082 shares of the Common Stock (including 142,857 shares held by The Richard Marks Trust, of which Richard Marks is a Trustee) and (ii) may be deemed to beneficially own (and as a result indirectly have the power to vote, direct the vote, dispose and direct the disposition of) 67,040 shares held by Mr. Marks’ wife and sons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Richard Marks sold 40,000 shares of the Common Stock of MPAA in November and early December 2005. As a result Mr. Marks and his immediate family presently own 5.65% of the Issuser’s outstanding common shares.

6.	CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In October 2005, Richard Marks filed a Form 13 D jointly with his father, Mel Marks. Richard Marks as of the date hereof effectively disclaims any further commitment to the previously identified group consisting of Richard Marks and Mel Marks.

On November 17,2005, Richard Marks filed a Rule 10b5-l Plan with respect to his securities of the Issuer. The Plan covered the potential sale of 95,000 shares of MPAA securities (about 1.1% of the outstanding shares of MPAA). The Plan will be in effect during the period November 2005 to November 17, 2006.

After filing the Plan, Richard Marks sold 40,000 shares of the Common Stock of MPAA (about .5% of the shares of the Issuer) in open market transactions under SEC Rule 144.

It is anticipated that during the future Richard Marks will, pursuant to his Rule 10b5-l Plan, sell additional shares pursuant to his own interests.

Effective December 20,2005, it is anticipated that Richard Marks will report for incarceration to the appropriate federal correctional institution.

7.	MATERIAL TO BE FILED AS EXHIBITS
A.	Rule 10b5-l Plan
SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 9, 2005	/s/ Richard Marks RICHARD MARKS

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